Management’s Discussion and Analysis
For the period ended March 31, 2009

Genco Resources Ltd.

TSX: GGC

Suite 550 – 999 W. Hastings Street
Vancouver, BC V6C 2W2 Canada
Telephone: (604) 682-2205
Fax: (604) 682-2235

Dated: May 14, 2009

Introduction

For the purpose of this Management Discussion and Analysis (“MD&A”), the terms “the Company” and “Genco” refer to Genco Resources Ltd. The information provided in this MD&A is supplemented by disclosure contained within the Company’s consolidated financial statements for the period ended March 31, 2009 and audited consolidated financial statements for the year ended December 31, 2008, along with further information on Genco, including any news releases and historical reports. [Please note: the documents are not contained within, nor attached, to this MD&A – the reader may access the documents on the SEDAR website: www.sedar.com]

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

Genco’s MD&A may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian Securities Regulatory Authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Genco does not intend, and does not assume any obligation, to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Qualified Person

Technical information contained in this MD&A has been prepared by or under the supervision of the Company’s independent mining consultant, Glenn Clark, P.Eng. Mr. Clark is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). He has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein. [Note: the complete NI 43-101 reports have been filed and may be viewed on the SEDAR website: www.sedar.com]

Genco Resources Ltd.

Financial Performance and Highlights

  Production at the Company’s La Guitarra mine has been suspended indefinitely due an illegal blockade of mine access by a small group of former employees of Genco’s main mining contractor;

  Sales for the quarter ended March 31, 2009 were $Nil compared with $2,073,329 for the quarter ended March 31, 2008;

  The Company settled all outstanding litigation against Andover and a former director; and

  On May 12, 2009, Genco completed the first tranche of its $5,000,000 private placement by issuing 15,633,000 units at a price of $0.24 per unit for gross proceeds of $3,751,920.

Overview

Genco is engaged in silver and gold mining, and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns additional exploration projects in Canada, Mexico and the United States.

Genco remains focused on developing its core asset, the producing La Guitarra silver-gold mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres---La Guitarra and San Rafael---and a flotation mill with a proven capacity of 320 tonnes per day.

In the past three years, Genco has focused on increasing reserves and resources, and expanding infrastructure at La Guitarra with a goal of significantly increased production in future years. Since 2006, Genco completed over 85,000 metres of diamond drilling. In 2007, after being encouraged by the initial success of the exploration program, Genco commissioned Kappes, Cassiday and Associates to prepare a Feasibility Study to assess the economics of expanding production.

Genco believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization. The Company is confident the planned expansion of the Guitarra Mine is the first step in unlocking the District’s potential.

Outlook

Since October 2008, La Guitarra Mine has been closed due to a blockade by former employees of the primary mining contractor, SIMSA. The work stoppage originated as an illegal walkout and a subsequent blockade of mine access by some SIMSA employees. Until there is certainty regarding access, La Guitarra will remain closed. Genco is confident that access to La Guitarra will be resorted. Genco is using the work stoppage as an opportunity to reassess staffing requirements, production rates and revise the mine plan. As of the date of the MD&A, La Guitarra Mine remains closed due to the blockade. As a result, the Company had no sales during Q1 2009.

Genco Resources Ltd.

The Feasibility Study, originally scheduled for completion in September 2008, continues to be delayed. Upon its release, Genco anticipates that the Feasibility Study will offer a positive recommendation for expanding mining and milling at La Guitarra Mine -- the Company’s primary goal in the long-term will be significant production expansion. Genco substantially reduced investment in exploration, development and other infrastructure as compared to previous quarters. Genco does not anticipate considerable new investments in exploration, development and infrastructure until the Company releases the Feasibility Study and secures financing for mine expansion.

Genco continues to evaluate several operating scenarios for La Guitarra mine, taking into consideration current metal prices and financing options. Expanding La Guitarra and exploiting the potential of the Temascaltepec District remains Genco’s goal so long as expansion is justified by metal prices and finance costs.

The Company believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources, as well as the discovery of new areas of mineralization. Genco is confident the planned expansion of La Guitarra Mine is the first step in unlocking the District’s potential.

Results of Mine Operations

Production

On October 17, 2008, former employees of its primary mining contractor, SIMSA, closed La Guitarra Mine due to a blockade. As a result, the Company had no production during the quarter.

The following table summarizes metal production at La Guitarra Mine:

	3 Months Ended March 31, 2009	3 Months Ended March 31, 2008	12 Months Ended December 31, 2008 (1)
Tonnes ore milled	--	18,955	67,620
Tonnes ore milled per day (3)	--	208	234
Silver equivalent grade (g/t)	--	274	257
Silver grade (g/t)	--	178	176
Gold grade (g/t)	--	1.84	1.47
Silver recovery (%)	--	90.08	88.79
Gold recovery (%)	--	86.98	82.66
eAg production (ounces) (2)	--	148,700	530,120
Silver production (ounces) (2)	--	97,719	366,200
Gold production (ounces) (2)	--	975	2,972
eAg sales (ounces)	--	133,346	458,550
Silver sales (ounces)	--	86,646	316,704
Gold sales (ounces)	--	893	2,572
Average realized silver price (US$)	--	17.64	16.08
Average realized gold price (US$)	--	922.49	886.89
Gold$/Silver$ equivalency factor	--	52.30	55.15

(1)	Production suspended on October 17, 2008 due to an illegal walkout.
(2)	Ounces contained in concentrate shipped during the period.
(3)	Tonnes milled per day in 2008 based on 289 days. Milling days in 2008 reduced due to labour dispute.

Genco Resources Ltd.

Production Costs

On October 17, 2008, former employees of the primary mining contractor, SIMSA, closed La Guitarra Mine due to a blockade. As a result, the Company had no production costs during the quarter.

The following table summarizes production costs at La Guitarra Mine:

	3 Months Ended March 31, 2009	3 Months Ended March 31, 2008	12 Months Ended December 31, 2008
eAg sales (ounces)	--	133,346	458,550
Silver sales (ounces)	--	86,646	316,704
Gold sales (ounces)	--	893	2,572

Costs eAg Basis	US$	US$	US$
Direct mining expenses	--	634,669	2,267,426
Third party processing & transportation	--	174,450	708,716
Cash operating cost per eAg ounce (1)	--	6.07	5.61
Royalties (2)	--	74,231	253,626
Total cash cost per eAg ounce (1)	--	6.62	6.09
Amortization	--	236,037	1,667,507
Total production cost per eAg ounce (1)	--	8.39	9.24

Costs net of Gold Credits	US$	US$	US$
Direct mining expenses	--	(186,255)	115,134
Third party processing & transportation	--	174,450	708,716
Cash operating cost per Ag ounce (1)	--	(0.09)	1.65
Royalties (2)	--	74,231	253,626
Total cash cost per Ag ounce (1)	--	0.47	2.15
Amortization	--	236,037	1,667,507
Total production cost per Ag ounce (1)	--	2.24	5.49

(1)	Cash Operating Cost, Total Cash Cost and Total Production Cost are non-GAAP measures.
(2)	Net Smelter Royalty of 3.5% in accordance with an existing royalty agreement.

Exploration and Mine Development

Exploration

Genco remains committed to exploring the Temascaltepec Mining District. The Company has adopted a systematic approach to exploration, which has involved the identification of potential economic mineralization through sampling at surface and underground followed by drill testing priority targets.

Since the third quarter of 2006, Genco has completed over 85,000 metres of core and reverse circulation drilling. Initial drilling focused on developing reserves and resources near the existing Guitarra Mine. The Company has conducted additional drilling in the areas of Mina de Agua, Nazareno and Coloso with potentially economic ore bodies identified in each of these areas. Genco estimates that less than 5% of the identified vein system has been drill tested to date.

The Company is satisfied that there is completion of sufficient drilling to support the Feasibility Study. At this time, Genco does not have any plans for new exploration drilling until capital markets improve, or operating cash flows can fund new exploration drilling.

Genco Resources Ltd.

Mine Development

With an envisioned production expansion of up to 3,000 t/d, the Company expects to develop three or more new underground production centres and one surface production centre. During the period ended March 31, 2009, Genco did not undertake any further development work at La Guitarra. Genco has elected to curtail all non-essential capital expenditures until the Feasibility Study is completed and the capital markets improve.

Sale of Shares in Chief Consolidated Mining Company (“Chief”)

On March 24, 2009, a settlement was reached with Andover and a former director. Under the terms of the settlement, Andover agreed to terminate all previous agreements and purchase the Chief shares in exchange for $2,857,500 in cash and Andover shares received prior to the settlement and a $5,000,000 note receivable, payable within 18 months. The note is interest bearing at a rate of US prime plus 2%, subject to a minimum rate of 4% per year, with interest payable quarterly and secured against the Chief shares.

The total gain on the sale of the Chief shares was $5,431,820 and will be recognized on the same basis as the note receivable is expected to be collected. The Company has recognized a gain of $1,975,364 and has deferred $3,456,456.

Under the terms of the settlement agreement with a former director, the Company agreed to transfer 2,000,000 Andover common shares owned by the Company to the former director. The fair value at the date of transfer was $360,000.

Results of Operations

Total assets were $49,003,171 at March 31, 2009, moderately higher than as at December 31, 2008.

On March 31, 2009, current assets were $3,715,773 (December 31, 2008 - $6,693,761), a decrease of $2,977,988, and the Company had a working capital deficit of $6,664,786. The working capital deficit increased $3,506,345 compared with December 31, 2008. Current liabilities increased $528,357 during the period to $10,320,559 compared with December 31, 2008. The decrease in current assets reflects the sale of the Chief shares to Andover in exchange for a note receivable, which is not current. A moderate increase in current liabilities reflects the Company’s activity without obtaining additional sources of financing. Long-term liabilities were $6,284,045 on March 31, 2009, an increase of $942,722 attributable to the deferred gain on the sale of the Chief shares to Andover.

Due to the labour dispute, the Company did not generate any sales or gross profit compared with sales of $2,073,329 and a gross loss of $244,703 for the quarter ended March 31, 2008. The Company’s net income for the period was $592,482 compared with a loss of $1,285,407 for the comparable period for 2008. Net income was attributable to the recognized portion of the gain relating to the sale of the Chief shares for $1,975,364. A stock-based compensation recovery was experienced due to the cancellation of unvested options relating to an officer no longer with the Company.

Genco incurred administration expenses of $622,701, a decrease of $158,943, which included approximately $350,000 of legal expenses as the Company was involved in litigation with Andover Ventures Inc. Current expenditures continue to be evaluated and Genco anticipates that administrative expenses will continue to decrease during the 2009 fiscal year. Mine overhead costs totalled $517,982, as the Company did not have any sales during the quarter.

During the period, Genco curtailed its investment in exploration and development due to current economic conditions and site accessibility issues relating to the labour dispute. The Company expects its investment in exploration and development to be limited until the release of the Feasibility Study, current market conditions improve and obtainment of proper financing.

Genco Resources Ltd.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share):

	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007
	$	$	$	$	$	$	$	$
Revenue	Nil	479	1,789	2,263	2,073	736	1,894	2,034
Operating profit (loss)	Nil	(1,929)	554	912	(245)	(2,385)	1,003	1,204
Net income (loss)	592	(6,788)	(894)	(1,023)	(1,285)	(3,226)	(838)	(836)
Earnings (loss) per share	0.03	(0.17)	(0.02)	(0.02)	(0.03)	(0.09)	(0.02)	(0.02)
Earnings (loss) per share FD*	0.03	(0.17)	(0.02)	(0.02)	(0.03)	(0.09)	(0.02)	(0.02)

*Fully diluted

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On March 31, 2009, the Company had cash reserves of $228,048, current assets of $3,715,773 and a net working capital deficit of $6,664,786. Due to the lack of cash reserves and the closure of La Guitarra Mine, Genco experienced liquidity issues during the quarter.

To continue to meet its minimum cash needs during the quarter, the Company was funded by a Director and received a deposit on the sale of a 3,000 tonne a day ball mill, which was purchased in anticipation of future mine expansion during a period when this type of equipment was in short supply. Subsequent to March 31, 2009, the Company completed the sale of the ball mill for total proceeds of US$1,500,000.

On May 12, 2009, Genco closed the first tranche of a $5,000,000 Private Placement. The Company issued 15,633,000 units at a price of $0.24 per unit for gross proceeds of $3,751,920. Each unit consisted of one Common Share and one Warrant to purchase one Common Share for $0.35 for a period of three years. The Company anticipates that the entire $5,000,000 financing will close by June 3, 2009. Casimir Capital LP of New York, NY was the Agent, and was paid a fee of $139,833 and issued 364,150 Broker’s Warrants. Each Broker Warrant is exercisable to purchase one Share at $0.35 for a period of three years.

The Company believes that with the completion of the $5,000,000 Private Placement and sale of the ball mill, it has sufficient cash reserves to meet its immediate cash needs and complete the Feasibility Study. Additional financing may be required in the future for mine expansion upon completion of the Feasibility Study, to fund continued exploration and development of the Temascaltepec Mining District and/or to fund ongoing operations if La Guitarra is unable to provide positive cash flow.

Genco has recorded a Value Added Tax receivable in Mexico for $2,707,205. The Company received an assessment from the Service of Tax Administration advising the refund was partially rejected. Management has appealed the decision and expects to have a decision during 2009.

Genco Resources Ltd.

The following table summarizes the Company’s contractual obligations on March 31, 2009:

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long Term Debt	$2,177,971	$928,371	$1,249,600	$Nil	$Nil
Capital Lease Obligations	237,571	185,779	51,791	Nil	Nil
Operating Leases	9,861	6,071	3,790	Nil	Nil
Other Long Term Obligations	225,982	Nil	Nil	Nil	225,982
Total Contractual Obligations	$2,651,385	$1,120,222	$1,305,181	$Nil	$225,982

Long-term debt consists of debt incurred to purchase La Guitarra and heavy equipment loans. Leases include office equipment and office space. Other long-term obligations consist of the present value of the estimated costs of mine closure and the labour severance liability in Mexico.

In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, Genco will need to raise additional funds. At this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

In addition to related party transactions disclosed elsewhere in this MD&A, during the year period ended March 31, 2009, the Company paid or accrued $76,333 in consulting fees, management fees and bonuses to directors and officers (December 31, 2008 - $1,296,568). Also, during the period $23,495 was paid or accrued to a law firm in which the lawyer providing legal services was related to a director.

Included in accounts payable at the period end is $1,964,557 owing to directors and officers of the Company (December 31, 2008: $1,517,261). Of this amount, $431,112 is interest bearing at an interest rate of 9% per year and payable on demand.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Critical Accounting Policies

The Company summarized its critical accounting policies in Note 2 to its audited consolidated financial statements. In the preparation of its consolidated financial statements, Genco uses Canadian GAAP, which requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Management bases its estimates on knowledge of current events and actions that the Company may undertake in the future; actual results may differ from these estimates.

Genco Resources Ltd.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, marketable securities, accounts and taxes receivable, deposits, accounts payable, accrued liabilities, and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, liquidity, credit or price risks arising from these financial instruments. The fair values of the financial instruments other than long-term debt approximate their carrying values, unless otherwise noted.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico and its revenues are generated in US Dollars and its cost of sales are incurred in Mexican Pesos. A significant change in the currency exchange rates between the Canadian Dollar relative to the US Dollar and the Mexican Peso could have an effect on the Company’s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Financial instruments that subject the Company to a concentration of currency risk are accounts and taxes receivable, accounts payable, accrued liabilities and long-term debt.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by managing adequate cash and cash equivalent balances and by raising equity or debt financing. The Company has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital deficit. In general, the Company attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common Shares authorized, with 42,123,381 outstanding on March 31, 2009 and 57,756,381 on the date of this MD&A.

On March 31, 2009, options to purchase 2,543,224 Common Shares and Warrants to purchase 3,733,333 Common Shares were outstanding. As of the date of this MD&A, options to purchase 2,273,599 Common Shares and 19,366,333 Warrants to purchase Common Shares were outstanding.

Genco Resources Ltd.

Additional Disclosure Requirements

Disclosure Controls and Procedures

Genco designed its disclosure controls and procedures to ensure that information that is required to be disclosed under Canadian Securities Regulations is recorded, processed, summarized and reported within the time periods specified and is communicated to Management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company’s Management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures, as defined by the Canadian Securities Administrators. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Genco’s disclosure controls and procedures were effective as the end of the period covered by this report.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate control over financial reporting. Under the supervision of the Company’s Chief Financial Officer, the Company’s have designed its internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of financial statements for external reporting in accordance with GAAP.

Under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting using the framework and criteria established in Internal Controls – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes in Internal Control over Financial Reporting

There have been no changes in Genco’s internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Additional Disclosure

Genco provides the following disclosure for reference purposes only. The reader may view additional details on Genco’s mineral reserves and resources in the Company’s most recent AIF and on Genco’s corporate web site www.gencoresources.com.

Genco Resources Ltd.

Estimated Resources and Reserves at La Guitarra Mine

By news release dated June 17, 2008, the Company reported the results of an independent audit of a new estimate of mineral reserves and resources for La Guitarra Mine and the Temascaltepec Mining District. Glenn R. Clark, P. Eng., a qualified independent person for NI 43-101 purposes, audited reserves and resources as of March 31, 2008.

The results were as follows:

Classification	Tonnes (,000s)	Silver (g/t)	Gold (g/t)	Silver (oz) (,000s)	Gold (oz) (,000s)	Silver Eq. (oz) (,000s)
Underground Reserve
Proven	379	210	1.38	2,558	17	3,408
Probable	1,047	193	0.97	6,498	32	8,098
Proven + Probable	1,426	198	1.08	9,056	49	11,506
Classification	Tonnes (,000s)	Silver (g/t)	Gold (g/t)	Silver (oz) (,000s)	Gold (oz) (,000s)	Silver Eq. (oz) (,000s)
Near Surface Resource
Measured	4,227	63	0.66	8,563	89	13,013
Indicated	8,824	52	0.57	14,754	161	22,804
Measured + Indicated	13,051	56	0.60	23,317	250	35,817
Inferred	3,469	48	0.71	5,350	79	9,300
Underground Resource
Inferred	10,023	305	1.95	98,430	629	129,880

Underground reserves were calculated using a 135 equivalent silver grams per tonne (“g/t”) cut off and a 20% dilution factor at zero grades. Genco further reduced underground reserves by 10% to reflect a mineable recovery estimate. The methodology used for the underground reserves was standard polygonal projections on longitudinal sections. Proven reserves were projected 0-10 metres from data points and Probable reserves were projected 10-25 metres for all areas except on the Santa Ana reserves at Mina de Agua. Proven reserves at Santa Ana were projected 0-10 metres and Probable reserves were projected 10–50 metres. Genco cut gold assays to 15 g/t and silver assays to 1,500 g/t. Genco used 50 to 1 silver to gold ratio representing a gold price of US$600/oz gold and used a silver price of US$12/oz in the eAg calculation. Silver and gold recoveries are essentially the same, 82%-89% using the existing flotation circuit averages and in test work using cyanide leaching. To Genco’s knowledge, the estimate of mineral resources or mineral reserves will not be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issue.

Quality Control and Assurance

Genco implemented a quality assurance and control (QA/QC) program to ensure sampling and conducts analysis of all exploration work in accordance with the best possible practices.

Genco saws the drill core in half, with one half being stored on site and the other half shipped to either the ALS Chemex Laboratories in Guadalajara, Mexico, or the SGS Laboratory in Durango for preparation of pulps. The Company ships some pulps to the ALS Chemex Laboratory in Vancouver, BC for analysis using a three acid digestion for silver and fire assay with AA finish for gold. The SGS Laboratory employs gravimetric fire assay techniques for both gold and silver at their Durango laboratory.

The laboratory re-assays about 3% of all samples as a check and may run additional checks on anomalous values. In addition, the laboratory at La Guitarra Mine has an ongoing check assay program and routinely re-assays any ALS Chemex pulp and sample rejects and/or the retained core splits.

Genco Resources Ltd.